Exhibit 99.5

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to (i) the inclusion in Cenovus Energy Inc.’s annual report on Form 40-F for the year ended December 31, 2011; and (ii) the incorporation by reference in Cenovus Energy Inc.’s Registration Statements on Form S-8 (File No. 333-163397), Form F-3 (File No. 333-166419), and Form F-9 (File No. 333-167876) of our audit report dated February 15, 2012, relating to the Cenovus Energy Inc. Consolidated Financial Statements as of December 31, 2011, December 31, 2010 and January 1, 2010, and for each of the years in the two year period ended December 31, 2011 and the effectiveness of internal control over financial reporting of Cenovus Energy Inc. as of December 31, 2011.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

February 22, 2012

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